EXHIBIT 12.1

GENTIVA HEALTH SERVICES, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (A)

($ in thousands)

	Fiscal Year Ended						Six Months Ended July 4, 2010	Six Months Ended July 4, 2010 (B)
	January 1, 2006	December 31, 2006	December 30, 2007	December 28, 2008	January 3, 2010	January 3, 2010 (B)
	(52 weeks)	(52 weeks)	(52 weeks)	(52 weeks)	(53 weeks)	(53 weeks)		(Proforma)
						(Proforma)
Earnings:
Income from continuing operations before income taxes and equity in net earnings of affiliate	31,536	24,947	53,588	179,776	107,888	81,522	51,523	48,884
Add: fixed charges	6,016	31,652	34,690	28,002	17,879	118,826	7,959	58,877
Less: Capitalized interest	—	—	—	—	(700)	(700)	—	—
Less: Income attributable to noncontrolling interests (C)	—	—	—	—	—	(1,052)	—	(813)

Total earnings	37,552	56,599	88,278	207,778	125,067	198,596	59,482	106,948

Fixed Charges:
Interest expense	1,069	24,685	27,285	19,377	8,211	102,828	3,514	51,267
Interest expense relating to rent (D)	4,947	6,967	7,405	8,625	8,968	15,298	4,445	7,610
Capitalized interest	—	—	—	—	700	700	—	—

Total fixed charges	6,016	31,652	34,690	28,002	17,879	118,826	7,959	58,877

Ratio of earnings to fixed charges	6.2x	1.8x	2.5x	7.4x	7.0x	1.7x	7.5x	1.8x

(A)	Ratio of earnings to fixed charges and preferred dividends is not presented as there is no preferred stock outstanding.
(B)	Pro forma ratio of earnings to fixed charges has been computed on a consolidated basis after giving effect to the August 17, 2010 acquisition of Odyssey HealthCare, Inc. and the related financing of the acquisition as if they had occurred on December 29, 2008 (the first day of fiscal 2009).
(C)	Income attributable to noncontrolling interests represents pre-tax income attributable to noncontrolling interests of Odyssey's non-guarantor subsidiaries.
(D)	Interest expense relating to rent represents a portion of rent expense representative of the interest factor; 30% of rent expense was used for this calculation.